SCYTHIAN BIOSCIENCES CORP.

(Formerly Kitrinor Metals Inc.)

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTH PERIODS ENDED SEPTEMBER 30, 2017

Introduction

The following management discussion and analysis (“MD&A”) is a review of operations, current financial position and outlook for Scythian Biosciences Corp. (the “Company” or “Scythian”) for the three and six months ended September 30, 2017, including other pertinent events subsequent to that date up to and including November 22, 2017. The following information should be read in conjunction with the financial statements for the three and six month periods ended September 30, 2017 and 2016, and the audited financial statements of its subsidiary, Scythian Biosciences Inc. (“Scythian Inc.”), for the year ended March 31, 2017. Amounts are reported in Canadian dollars unless otherwise indicated.

The common shares of the Company are listed on the TSX Venture Exchange under the symbol “SYCB”, on the OTCPink under the symbol “SCCYF”, and on the Frankfurt Exchange under the symbol “9SB”.

This MD&A provides managements view of the financial condition of the Company and the results of its operations for the reporting periods indicated. Additional information related to Scythian is available as filed on the Canadian Securities Administrators’ website at www.sedar.com.

Forward-Looking Statements

This MD&A contains forward-looking information and statements (“forward-looking statements”) which reflects the current expectations of the management of Scythian, as applicable, regarding Scythian’s future growth, results of operations, performance and business prospects and opportunities. Wherever possible, words such as “may”, “would”, “could”, “will”, “anticipate”, “believe”, “plan”, “expect”, “intend”, “estimate” and similar expressions have been used to identify these forward-looking statements. These statements reflect management’s current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, without limitation, those listed in the “Risk Factors” section of this MD&A. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this MD&A. These factors should be considered carefully and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this MD&A are based upon what management of Scythian currently believe to be reasonable assumptions, Scythian cannot assure that actual results, performance or achievements will be consistent with these forward-looking statements. The forward-looking statements contained in this MD&A have been based on expectations, factors and assumptions concerning future events which may prove to be inaccurate and are subject to numerous risks and uncertainties, certain of which are beyond Scythian’s control, including without limitation: uncertainties of the results of human trials based on the results of research conducted on animals; uncertainties of developing products for human use; uncertainties of receiving approval by appropriate governing agencies for marketing; uncertainties related to the grant, renewal and impact of any license to conduct activities with cannabis; uncertainties for approval to market and manufacture the developed products; volatility in the demand for products; competition for, among other things, market share; pricing competition for products; inability to secure licensing under the ACMPR; changes in laws, regulations and guidelines relating to Scythian’s business, liabilities inherent in cannabis development operations; uncertainties associated with protection of intellectual property; financing risks; global economic events or conditions; fluctuations in foreign exchange or interest rates; and other factors, many of which are beyond the control of Scythian. Scythian assumes no responsibility to update forward looking statements, other than as may be required by applicable securities laws. The factors identified above are not intended to represent a complete list of the factors that could affect Scythian.

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Business Overview

Scythian is a pre-clinical research and development company that is in the process of developing drug therapies. The first project underway is the development of a proprietary cannabinoid-based combination drug therapy for the treatment of concussions and traumatic brain injury. In addition to this primary line of research and development, Scythian also intends to develop other potential cannabinoid and non-cannabinoid based pharmaceutical products, including one that is in development for treatment of gastro-inflammatory disease.

In order to advance the development of Scythian’s proprietary treatment methodology, Scythian has established a relationship with the University of Miami’s “UConcussion Treatment & Management Program” (the “UConcussion Program”), a renowned center for research on brain and spinal cord injuries. Pursuant to a research agreement dated July 25, 2016, and amended on February 10, 2017 and October 6, 2017, the UConcussion Program is conducting and coordinating the Company’s research, including pre-clinical and clinical trials, to expand upon Scythian’s current patent pending methodology in the treatment of concussions and traumatic brain injury.

In addition to Scythian’s principal line of business, being the development of a proprietary cannabinoid-based method for the treatment of concussions and traumatic brain injury (and efforts to develop other drugs), Scythian Inc.’s wholly owned Canadian subsidiary, Go Green B.C. Medicinal Marijuana Ltd. (“Go Green”), is in the process of applying to Health Canada to become a Licensed Producer under the ACMPR. This license would allow Go Green to grow, sell and potentially distribute medical marijuana within Canada. Go Green’s application to become a Licensed Producer was submitted on January 18, 2014. The ACMPR licensing process includes multiple stages (although the process is periodically changed as the regulatory structure develops or is altered), including: preliminary screening, enhanced screening, security clearance, review, pre-license inspection, and licensing. Go Green’s application is currently at the security stage.

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Corporate Developments and Highlights

On August 29, 2017, the Company announced that it had applied for a listing of its shares on the NASDAQ Capital Market.

Reverse Takeover Transaction

On June 6, 2017, the Company entered into a Business Combination Agreement with Kitrinor Metals Inc. (“Kitrinor”), a public company whose shares trade on the TSX Venture Exchange (“TSXV”) and 10188760 Canada Inc., a wholly owned subsidiary of Kitrinor incorporated for the purposes of the Business Combination Agreement (“Subco”), pursuant to which the Company will amalgamate with Kitrinor by way of a three-cornered amalgamation under the federal laws of Canada (the “Transaction”). The Transaction constitutes a reverse takeover of Kitrinor by the Company and the business of the resulting merged entities (the “Reporting Issuer”) will become the business of the Company. At June 30, 2017, the Transaction was subject to regulatory approval, including the approval of the TSXV, and certain closing conditions; including completion of a share consolidation, name change, approval of a deferred share unit plan, and the election of the Company’s directors. The transaction was completed on August 1, 2017. On August 8, 2017, the Company started trading on the TSXV under the symbol SCYB.

Effective August 1, 2017, and in connection with the Transaction, the Company effected a reverse stock split on the basis of 1:80. As such, all shares of common stock issued and outstanding were decreased on the basis of one new share for each eighty old shares. The accompanying consolidated financial statements give retroactive effect to such reverse split and all share and per share amounts have been adjusted accordingly.

Details of the purchase price consideration and allocation are shown below:

Consideration paid
Common shares	660,566	$8.0000	$5,284,528
Warrants	617,198	$6.2969	3,886,447
Options	10,675	$-	-
Total Consideration	1,288,439		$9,170,975

Net Assets Acquired
Cash			$379
Receivables			11,876
Trade payables and accruals			(79,033)
Due to Scythian			(88,310)
Net assets (liabilities) acquired			(155,088)
Listing Expense			$9,326,063

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Financing

During the six months ended September 30, 2017, the Company issued 1,660,625 subscription receipts at $8.00 per subscription receipt for gross proceeds of $13,285,000 pursuant to a private placement. In connection with the private placement, the Company incurred share issue costs of $1,128,383, which included agent’s commission and legal fees and expenses directly attributable to the transaction. Subsequently, the subscription receipts were converted into shares of common stock on a one for one basis.

During the quarter ended March 31, 2017, the Company completed a private placement financing raising gross proceeds of $2,965,945 by issuing 370,743 common shares at $8.00.

Treatment of Traumatic Brain Injury

Proprietary Methodology

On October 16, 2015, Scythian filed US Provisional Patent Application No. 62-242-457 Methods for Treating Traumatic Brain Injury. The proprietary methodology forming the basis of Scythian’s patent application utilizes a combination of two drugs to inhibit both inflammation and other aspects of the immune response in the brain that occur following a concussion or other traumatic brain injury (the “Combination Therapy”). This immune response and inflammation is a significant contributing cause of brain tissue damage following a head trauma. Scythian’s patent application focuses on using two or more alternative therapies in combination in order to combat the injury resulting from such inflammation and the immune systems response.

More generally, a concussion causes injury and damage to the brain in three ways. First, the initial physical impact and the force exerted cause a direct impact to, and/or acceleration of, the brain resulting in direct brain tissue damage. Following the force of the initial impact, brain tissue begins to swell. The result of such inflammation is increased intracranial pressure due to the limited amount of space surrounding an individual’s brain in the skull cavity. As the individual’s brain expands with inflammation, the brain presses against the skull with increasing pressure and can cause extensive damage. Other components of the immune response trigger a cascade of chemical processes, including the release of cytokines and the infiltration of white blood cells (leukocytic and macrophage infiltration). Changes in calcium and potassium concentrations also disrupt cell function. Scythian’s therapy is designed to disrupt or reduce the extent of these processes.

Scythian’s treatment strategy has been to target multiple receptors on parallel pathways that each affect these immune processes. Scythian’s patent proposes multiple drugs in each class as alternative treatments; however, the pre-clinical trial is focusing on two specific drugs. Scythian has not created new drugs but rather has found a way to apply several pre-existing drugs in a way not previously done before.

Proprietary Treatment Methodology

Scythian’s provisional patent application utilizes a combination of approaches to inhibit both the inflammation and the immune system response to combat injury due to concussion or other traumatic impact. The patent application focuses on using two or more alternative therapies in combination, with the application covering several possible combinations of drugs. Although the patent covers multiple combinations, the research being conducted by the University of Miami will utilize an N-methyl-D-aspartate (“NMDA”) receptor antagonist plus a cannabinoid receptor type 2 CB2 receptor agonist as a combined drug regimen. Among other things, the activation or inhibition of these receptors affects the cannabinoid pathway to ultimately increase levels of Anandamide with a resulting decrease in 2-arachidonoyl glycerol (“2-AG”). The result of this chemical effect is to reduce inflammation and to inhibit gliosis (and the immune cascade).

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There is a long history of the study of cannabinoids for use as anti-inflammatory agents, including in particular, CBD. Research on the use of THC, CBD and other cannabinoids as a possible treatment for various inflammatory disorders has been ongoing for no less than 25 years. However, over the last 10-15 years, this research has picked up extensively.

In addition to the Combination Therapy, Scythian’s patent application also covers an additional approach utilizing a Fatty Acid Amide Hydrolase inhibitor (“FAAH”) to trigger a different chemical pathway to achieve regulation of Anandamide and 2-AG. FAAH inhibitors reduce the level of 2-AG through upregulation of Anandamide levels without acting on the CB2 receptor. Thus, the use of a FAAH inhibitor would create an anti-inflammatory effect through an alternate mechanism without binding or effecting the CB1 or CB2 receptors. This alternative approach remains an additional possible approach at a later point in the study.

University of Miami Research Agreement

The research is being conducted at the University of Miami Miller School of Medicine (“UM”), a leading institution in Traumatic Brain Injury and Concussion Treatment, Management, and Prevention. The primary investigator of the project, Professor of Neurological Surgery at UM, Gillian A. Hotz, PhD, is a leading expert in neurotrauma. She has been the Director of the UConcussion Program for the past twenty years, is part of University of Miami Health System Sports Medicine, and the KIDZ Neuroscience Center at The Miami Project to Cure Paralysis. Miami Project to Cure Paralysis is a leading spinal cord injury research center and a designated Center of Excellence at the University of Miami Miller School of Medicine. Dr. Hotz is nationally recognized as a behavioral neuroscientist and expert in pediatric, adult neurotrauma and concussion prevention and management. Dr. Hotz has put together a core team of leading experts at UM in neuroscience, neurosurgery, neurology, neuropsychology, and injury prevention, including:

●	Dalton Dietrich, PhD Scientific Director, The Miami Project to Cure Paralysis, Senior Associate Dean for Discovery Science, Professor of Neurological Surgery, Neurology, Biomedical Engineering and Cell Biology
●	Helen Bramlett, PhD Professor of Neurological Surgery, The Miami Project to Cure Paralysis
●	Michael Hoffer, MD Professor Otolaryngology and Neurotology
●	Bonnie Levin, PhD Professor of Neurology and Director of the Division of Neuropsychology, Department of Neurology.
●	Tatiana Rundek, MD Professor of Clinical Neurology
●	Steve Olvey, MD Associate Professor of Clinical Neurology & Neurosurgery
●	Mohan Kottapally, MD Assistant Professor of Clinical Neurology Neurocritical Care Division
●	Kester Nedd, DO Associate Professor of Clinical Neurology

Pursuant to a collaborative research agreement dated July 25, 2016, as amended on February 10, and October 6, 2017, the University of Miami’s UConcussion Program has committed to conduct the pre-clinical and clinical research studies of Scythian, including any necessary animal or preliminary testing, clinical testing, from inception through Phase 3 testing and to develop for commercial application, certain targeted therapeutics identified or otherwise contemplated by the agreement (the “Purpose”). Pursuant to the agreement Scythian has agreed to pay a 5% royalty of net profits from the commercialization, including licensing, or any inventions or discoveries made during the term of the agreement, as well as from the commercialization of the specific drug regimen being tested under the agreement and as set out in Scythian’s patent. Any intellectual property developed during the course of the testing program remains and/or becomes the property of Scythian.

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The initial term of the agreement ends January 30, 2022, and may be extended. The agreement may be terminated by either party on 90 days’ written notice upon an uncured material breach; upon the filing for creditor protection under the United States Bankruptcy Code or the appointment of a bankruptcy trustee or receiver; or, upon either party determining in its sole judgment that the Purpose of the agreement will not achieve a positive outcome.

The first phase of the program will focus on the pre-clinical studies, piloting phase of the proposed outcome measures, and the translational project, with the latter providing the transition from pre-clinical to the clinical study beginning in Year 3. Significant efforts will be directed towards narrowing and refining the most sensitive outcomes from domains shown to be, in varying degrees and combinations, significantly impacted in mild to moderate traumatic brain injury: cognitive, behavioral, psychosocial, sleep, pain, sensory/motor, cardiovascular, inflammatory biomarkers, and imaging parameters. During this phase, the program will seek to clarify and address methodological shortcomings in existing literature, design novel outcomes that circumvent these shortcomings, pilot the outcome measures on normal, and two groups of traumatic brain injury patients (acute and chronic), and propose a study methodology to begin in Year 3 to test the Combination Therapy product. A significant target for year two of the study is to carry out the translational component of the study which will require a close collaboration between preclinical and clinical investigators, with the goal of gathering critical data in the piloting phase in order to inform and insure direct application from the experimental studies to the fully powered clinical trial beginning in Year 3 of the study.

Selected Quarterly Financial Information

For the three month periods ended:

	September 30, 2017	June 30, 2017	March 31, 2017	December 31, 2016	September 30, 2016	June 30, 2016	March 31, 2016	December 31, 2015
	$	$	$	$	$	$	$	$
Total revenue	-	-	-	-	-	-	-	-
Net loss	(12,520,884)	(1,146,295)	(1,315,402)	(735,766)	(461,458)	(463,439)	(721,298)	(497,884)
Income per share, basic and fully diluted	(2.81)	(0.40)	(0.74)	(1.62)	(1.02)	(1.02)	(1.63)	(1.16)
Total assets	11,979,691	13,631,290	2,732,335	869,700	921,814	1,030,135	1,204,421	1,407,279
Long-term liabilities	-	-	-	-	-	-	-	-
Working capital (deficiency)[1]	11,055,826	12,074,173	41,336	(1,011,448)	(1,050,482)	(757,244)	(456,430)	(101,984)
Dividends		-	-	-	-	-	-	-

(1) Working capital (deficiency) excludes deferred share unit liabilities

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Comments on the significant variations of results from operations for the three and six months ended September 30, 2017 and 2016:

	Three Month Periods Ended		Six Month Periods Ended
	September 30, 2017	September 30, 2016	September 30, 2017	September 30, 2016
	$	$	$	$
Research and development	744,027	92,341	1,430,606	92,341
Salaries and wages	446,447	265,559	664,125	528,040
Professional fees	92,690	11,939	202,050	39,228
Consulting	157,921	16,551	193,398	113,586
Advertising and public relations	187,153	2,279	188,586	4,537
Office and general	56,658	27,137	80,923	58,461
Travel	26,335	2,264	51,712	5,900
Depreciation	51,002	57,500	102,005	115,000
Total operating costs	1,762,233	475,570	2,913,405	957,093
Net loss and comprehensive loss	(12,520,884)	(461,456)	(13,667,179)	(924,894)

In July 2016, the Company signed a collaborative research agreement with the University of Miami, and has since started funding research costs related to the Combination Therapy. This led to an increase during the three and six month periods ended September 30, 2017, in research and development costs by $651,686 and $1,338,265 compared to the same periods in the prior year as the research continues to ramp up.

During the three and six month periods ended September 30, 2017, the Company incurred an increase in salaries and wages of $180,888 and $136,085, respectively. The main reason for this increase related to the issuance of stock options, as during the three and six month periods ended September 30, 2017, the Company recorded $284,178 and $284,178 (2016 - $Nil and $Nil) in salaries and wages related to the issuance of stock options. Hence, the Company actually had an overall reduction in cash based compensation.

The Company also experienced increases in professional fees, consulting, advertising and public relations, office and general, and travel expenses. These increases are all associated with the completion of a go-public transaction, as well as additional costs related to maintaining a public listing.

The Company incurred a final net loss and comprehensive loss for the three and six months ended of $12,520,884 and $13,667,179, (2016 - $461,456 and $924,894) respectively. The significant increase year over year relates to one time listing costs of $9,988,123 incurred during the period. The Company also issued deferred share units to officers and directors in conjunction with the go-public transaction, which resulted in a deferred share unit compensation of $740,313 during the period.

Liquidity and Capital Resources

As of September 30, 2017, the Company had cash and short-term investments of $10,030,141(March 31, 2017 - $1,090,767) and working capital, excluding deferred share unit liabilities, of $11,055,826 (March 31, 2017 - $41,366). The Company has a history of operating losses and of negative cash flows from operations. The Company will remain reliant on capital markets for future funding to meet its ongoing obligations.

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Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they become due. The Company’s ability to continue as a going concern is dependent on the Company’s ability to receive continued financial support from its stakeholders and, ultimately, on the Company’s ability to generate continued profitable operations. Management is of the opinion that sufficient working capital is available from its financings to meet the Company’s liabilities and commitments as they come due. The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities. Management and the Board of Directors are actively involved in the review, planning and approval of significant expenditures and commitments.

The application of the going concern concept is dependent on the Company’s ability to receive continued financial support from its stakeholders and, ultimately, on the Company’s ability to generate profitable operations. During the period ended September 30, 2017, the Company amended the timing of the obligations under its research agreement with the University (note 10). Management is of the opinion that it has sufficient working capital is available to meet the Company’s liabilities and commitments as they come due for the next twelve months. These consolidated financial statements do not reflect any adjustments or reclassifications of assets and liabilities which would be necessary if the Company were unable to continue as a going concern.

Share Capital Structure

The Company has authorized an unlimited number of common shares without par value, and an unlimited number of non-voting, non-participating, non-cumulative preferred shares without par value, redeemable at the option of the Company or the holder. As at November 15, 2017, the Company’s issued and outstanding shares, stock options and warrants are as follows:

June 30, 2017
Common shares	5,354,891
Warrants	624,446
Stock options	227,550
Deferred share units	143,750
Total fully diluted	6,350,637

Research and Development Agreements and Commitments

On July 25, 2016, the Company entered into a collaborative research agreement, and amended on February 10, 2017 and October 6, 2017 (the “Agreement”) with the University of Miami (the “University”). The University has agreed to assist the Company with the research, development and preclinical and clinical trials research studies.

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The obligation of the University to commence and continue the Project is contingent upon the Company making payments to the University.

●	1st payment: US$250,000 paid on November 28, 2016;
●	2nd payment: US$175,000 paid on February 1, 2017;
●	3rd payment: US$1,000,000 paid on March 27, 2017;
●	4th payment: US$1,000,000 paid on August 7, 2017;

The Company will pay US$1,000,000 on a quarterly basis with the next payment being due on October 1, 2017 and the last quarterly payment due on July 1, 2021. Every fourth quarter shall include an additional payment of US$553,750. Institution overhead of 29% is included within all payments. Total amount of funding, inclusive of University’s overhead is US$20,640,000.

Contractual Obligations

The below table presents a listing of the contractual obligations of the Company.

	Payments due by period ($)
Contractual Obligations	Total	Less than 1 Year	1 to 3 Years	4 to 5 Years	More than 5 Years
Long-Term Debt Obligations	-	-	-	-	-
Capital (Finance) Lease Obligations	-	-	-	-	-
Operating Lease Obligations	$28,091	$28,091	-	-	-
Purchase Obligations(1)	$22,732,320	$5,683,080	$17,049,240	-	-
Other Long-Term Liabilities Reflected on our Balance Sheet	-	-	-	-	-
Total	$22,760,411	$5,711,171	$17,049,240	-	-

(1)	All amounts relate to the Agreement with the University of Miami and are denominated in US dollars. US dollars have been translated into Canadian dollars at an exchange rate of 1.248 as at September 30, 2017.

Off-Balance Sheet Arrangements

Pursuant to the Agreement with the University of Miami, the Company has agreed to pay a 5% royalty of net profits from the commercialization, including licensing, or any inventions or discoveries made during the term of the agreement, as well as from the commercialization of the specific drug regime being tested under the agreement as set out in Scythian’s patent. Any intellectual property developed during the course of the testing program remains and/or becomes the property of Scythian.

The Company has no other off-balance sheet arrangements.

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Related Party Transactions

All related party transactions are carried out in the normal course of operations and are recorded at fair value, unless otherwise noted herein. The Company has identified its officers as its key management personnel.

Balances

At September 30, 2017, included in accounts payable and accrued liabilities is an amount of $Nil (March 31, 2017: $1,395,150) owing to directors and officers of the Company in respect of unpaid salaries and benefits, directors’ fees, and reimbursable expenses. Any amounts owed to related parties are unsecured, non-interest bearing and are payable on demand.

Transactions

The Company incurred charges with directors and officers of the Company or with companies with directors or officers in common with the Company during the three and six months ended September 30, 2017 and 2016 as follows:

	Three months ended September 30,		Six months ended September 30,
	2017	2016	2017	2016
Salaries and wages	103,227	246,051	300,117	484,810
Consulting fees	-	-	7,500	-
Director fees	-	4,000	3,000	10,000
	$103,227	$250,051	$310,617	$494,810

During the six months ended September 30, 2017, the Company issued an aggregate of 12,500 common shares of the Company, and paid $45,000 in cash, to settle an aggregate of $964,245 in accrued and unpaid salaries and wages and benefits due to two former directors and officers of the Company. The shares issued were recorded at their fair value of $100,000, or $8.00 per share, which value was determined with reference to the price at which shares were being sold to arm’s length parties on or around the transaction date. The remaining $819,245 difference between the carrying value of the amounts settled and the fair value of consideration transferred of $145,000 was recorded as a contribution to equity.

During the six months ended September 30, 2017, two directors and officers of the Company forgave an aggregate of $669,388 in accrued salaries, wages and allowances owed to the directors and officers. The amount forgiven was recorded as a contribution to equity.

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Critical Accounting Estimates

Changes in Accounting Policies

Management anticipates that all of the pronouncements will be adopted in the Company’s accounting policies for the first period beginning after the effective date of the pronouncement. Information on new standards, amendments and interpretations that are expected to be relevant to the Company’s consolidated financial statements is provided below. Certain other new standards and interpretations have been issued, but are not expected to have an impact on the Company’s consolidated financial statements.

Future Changes in Accounting Policies

IFRS 9 Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9 Financial Instruments (“IFRS 9”) which reflects all phases of the financial instruments project and replaces IAS 39 Financial Instruments: Recognition and Measurement and all previous versions of IFRS 9. The standard introduces new requirements for classification and measurement, impairment, and hedge accounting. IFRS 9 is effective for annual periods beginning on or after 1 January 2018, with early application permitted. Retrospective application is required, but comparative information is not compulsory. Early application of previous versions of IFRS 9 (2009, 2010 and 2013) is permitted if the date of initial application is before 1 February 2015. The adoption of IFRS 9 is not expected to have an impact on the classification and measurement of the Company’s financial assets and liabilities when adopted in 2018.

IFRS 16 Leases

In January 2016, the IASB issued IFRS 16 Leases (“IFRS 16”) which replaces IAS 17, Leases and its associated interpretative guidance. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a service contract on the basis of whether the customer controls the asset being leased. For those assets determined to meet the definition of a lease, IFRS 16 introduces significant changes to the accounting by lessees, introducing a single, on-balance sheet accounting model that is similar to the current finance lease accounting, with limited exceptions for short-term leases or leases of low value assets. Lessor accounting remains similar to current accounting practice. The standard is effective for annual periods beginning on or after January 1, 2019, with early application permitted for entities that apply IFRS 15. The adoption of IFRS 16 is not expected to have an impact on the classification and measurement of the Company’s financial instruments, when adopted in 2019.

Financial Instruments

As at June 30, 2017, the Company’s financial instruments consist of cash and cash equivalents, sales tax recoverable, other receivable and accounts payable and accrued liabilities. The fair value of these financial instruments approximate carrying value since they are short-term in nature and are receivable or payable on demand.

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Currency risk

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. From time to time, the Company holds financial instruments that are denominated in a currency other than the Canadian dollar. At June 30, 2017, the Company held financial assets of $698,176 (March 31, 2017: $886,969) denominated in US dollars and had research and development commitments denominated in US Dollars. During the three months ended June 30, 2017, the Company recognized foreign currency exchange loss of $22,298 (2016: gain of $2,933) relating to currency fluctuations between the Canadian and US dollars.

Risk Factors

Additional Financing

The Company is in the research and development stage of operations. The Company will likely operate at a loss until one of its lines of business becomes established and therefore will require additional financing in order to complete its R&D and to fund its ongoing and future operations. The failure to raise such capital could result in the delay or indefinite postponement of current business objectives or the Company going out of business. The Company’s ability to secure any required financing to sustain its operations will depend in part upon prevailing capital market conditions, as well as the Company’s business success. There can be no assurance that the Company will be successful in its efforts to secure any additional financing or additional financing on terms satisfactory to the Company’s management. If additional funds are raised through issuances of equity or convertible debt securities, existing shareholders could suffer significant dilution, and any new equity securities issued could have rights, preferences and privileges superior to those of holders of common shares. In addition, from time to time, the Company may enter into transactions to acquire assets or the shares of other corporations. These transactions may be financed wholly or partially with debt, which may temporarily increase the Company’s debt levels above industry standards. Neither the Company’s articles nor its by-laws limit the amount of indebtedness that the Company may incur. The level of the Company’s indebtedness from time to time could impair the Company’s ability to obtain additional financing in the future on a timely basis to take advantage of business opportunities that may arise.

Limited Operating History and No Assurance of Profitability

The Company is subject to all of the business risks and uncertainties associated with any early-stage enterprise, including under-capitalization, cash shortages, limitation with respect to personnel, financial and other resources, and lack of revenues.

Scythian has incurred significant operating losses since inception and substantially all losses have resulted from expenses incurred in connection with research and development and general and administrative costs associated with operations. The Company may not be able to achieve or maintain profitability and may continue to incur significant losses in the future. In addition, the Company expects to continue to increase operating expenses as it implements initiatives to continue to grow its business. If the Company cannot produce revenue to offset these expected increases in costs and operating expenses, the Company will not be profitable. There is no assurance that the Company will generate revenue and be successful in achieving a return on shareholders’ investments and the likelihood of success must be considered in light of the early stage of operations.

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No Revenue to Date

Scythian has not generated revenues as of the date of this Filing Statement. The ability to generate revenue depends upon the ability to successfully commercialize its intellectual property or other product candidates that the Company develops or acquires in the future. As of the date of this Filing Statement, there is no expectation to generate revenue in the foreseeable future.

There is no assurance that if regulatory approval is achieved for the product candidates, revenues will be generated. The ability to generate revenue further depends on additional factors, including:

●	successful completion of development activities, including the additional preclinical studies and planned clinical trials for the product candidates;

●	completion and submission of New Drug Applications to the FDA and Marketing Authorization Applications to the European Medicines Agency;

●	obtaining regulatory approval from the FDA and European Medicines Agency for indications for which there is a commercial market;

●	obtaining regulatory approval from Health Canada;

●	completion and submission of applications to, and obtaining regulatory approval from, other foreign regulatory authorities;
●	raising substantial additional capital to fund operations;

●	securing and maintaining strategic collaborations with partners to test, commercialize and manufacture product candidates;

●	manufacturing approved products in commercial quantities and on commercially reasonable terms;

●	developing a commercial organization, or finding suitable partners, to market, sell and distribute approved products;

●	achieving acceptance among patients, clinicians and advocacy groups for any developed products;

●	the successful grant of patents for drugs under development;

●	obtaining coverage and adequate reimbursement from third parties, including government payors; and

●	setting a commercially viable price for any approved products.

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Reliance on Key Personnel

The success of the Company is dependent upon the ability, expertise, judgment, discretion and good faith of its senior management. While employment agreements are customarily used as a primary method of retaining the services of key employees, these agreements cannot assure the continued services of such employees. Any loss of the services of such individuals, or an inability to attract, retain and motivate sufficient numbers of qualified senior management could have a material adverse effect on the Company’s business, operating results or financial condition.

Management of Growth

The Company may be subject to growth-related risks including capacity constraints and pressure on its internal systems and controls. The ability of the Company to manage growth effectively will require it to continue to implement and improve its operational and financial systems and to expand, train and manage its employee base. The inability of the Company to deal with this growth may have a material adverse effect on the Company’s business, financial condition, results of operations and prospects.

Regulatory Risks

The activities of the Company are subject to regulation by governmental authorities, particularly in the United States and other jurisdictions where the Company intends to test and, if approved, market its product candidates. Achievement of the Company’s business objectives is contingent, in part, upon compliance with regulatory requirements enacted by governmental authorities and obtaining all regulatory approvals, where necessary, for the sale of its products. The Company cannot predict the outcome of the FDA, European Medicines Agency or Health Canada’s regulatory approval process. Similarly, the Company cannot predict the time required to secure all appropriate regulatory approvals for its products, or the extent of testing and documentation that may be required by governmental authorities. Any delays in obtaining, or failure to obtain regulatory approvals may significantly delay or impact the development of markets, products and sales initiatives and could have a material adverse effect on the business, results of operations and financial condition of the Company.

Current products under development contain controlled substances as defined in the U.S. federal Controlled Substances Act of 1970. Containing a controlled substance would subject the product candidates to a high degree of regulation and/or the possibility that the product might not be approved for use due to the application of these regulations.

The Company will incur ongoing costs and obligations related to regulatory compliance. Failure to comply with regulations may result in additional costs for corrective measures, penalties or restrictions of the Company’s operations. In addition, changes in regulations, more vigorous enforcement thereof or other unanticipated events could require extensive changes to the Company’s operations, increased compliance costs or give rise to material liabilities, which could have a material adverse effect on the business, results of operations and financial condition of the Company.

Reliance on Regulatory Approval

The ability of the Company to successfully produce the product candidates is dependent on extensive ongoing regulatory compliance and reporting requirements by the Drug Enforcement Agency, FDA, European Medicines Agency, Health Canada and other foreign regulatory authorities (“Reporting Requirements”). Failure to comply with the requirements and terms of the Reporting Requirements could have a material adverse impact on the business, financial condition and operating results of the Company. There is no assurance that continuous regulatory approval will be given for the product candidates. Should regulatory approval not be continued, the business, financial condition and operating results of the Company would be materially adversely affected.

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Even if Scythian receives regulatory approval for its product candidates, this approval may carry conditions that limit the market for the product or put the product at a competitive disadvantage relative to alternative therapies. For instance, a regulatory approval may limit the indicated uses for which Scythian can market a product or the patient population that may utilize the product, or may be required to carry a warning on its packaging. Once a product candidate is approved, Scythian remains subject to continuing regulatory obligations, such as safety reporting requirements and additional post-marketing obligations, including regulatory oversight of promotion and marketing.

Changes in Laws, Regulations and Guidelines

The commercial Medical Marijuana industry is a new industry and the Company anticipates that such regulations will be subject to change as the US Federal Government monitors licensed producers in action. The Company’s operations are subject to a variety of laws, regulations, guidelines and policies relating to the manufacture, import, export, management, packaging/labelling, advertising, sale, transportation, distribution, storage and disposal of the product candidates but also including laws and regulations relating to drugs, controlled substances, health and safety, the conduct of operations and the protection of the environment. While to the knowledge of management, the Company is currently in compliance with all such laws, any changes to such laws, regulations, guidelines and policies due to matters beyond the control of the Company may cause adverse effects to its operations.

On October 19, 2015, the Liberal Party of Canada (the “Liberal Party”) was elected and obtained a majority government in Canada. The Liberal Party has made electoral commitments to legalize, regulate and tax recreational cannabis use in Canada. On April 13, 2017, the Liberal Party tabled legislation that will legalize the recreational use of marijuana across Canada. It is not yet clear what, if any, negative impact the Cannabis Act might have on the Medical Marijuana industry as a whole.

Reliance on Preclinical Testing and Clinical Trials

Prior to obtaining regulatory approval for sale of the product candidates, the Company must conduct preclinical testing and clinical trials. The results of the preclinical testing and clinical trials are uncertain and a product candidate can fail at any stage of clinical development. The historic failure rate for product candidates is high due to scientific feasibility, safety, efficacy, changing standards of medical care and other variables.

If Scythian does not successfully complete preclinical and clinical development, it will be unable to market and sell products derived from its product candidates and generate revenues. Even if clinical trials are successfully completed, those results are not necessarily predictive of results of additional trials that may be needed before a new drug application, may be submitted to the FDA.

The testing process can take many years and may include post-marketing studies and surveillance, which would require the expenditure of substantial resources. As a result, the Company cannot assure that pre-clinical or clinical trials will begin or be completed on schedule, as the commencement and completion of clinical trials can be delayed for various reasons. A clinical trial may be suspended or terminated by the Company, the FDA, Institutional Review Board, ethics committees, data safety monitoring boards or other foreign or U.S. regulatory authorities overseeing the clinical trial at issue due to a number of factors, including, among others: failure to conduct the clinical trial in accordance with regulatory requirements; inspection of clinical trial sites by regulatory authorities which requires corrective action by the Company, including the imposition of a clinical hold; unforeseen safety issues; adverse side effects or lack of effectiveness of the product candidates; and changes in government regulations or administrative actions.

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Pre-clinical or clinical trials may also be delayed, suspended or terminated due to a lack of effectiveness of product candidates during clinical studies; adverse events, safety issues or side effects relating to the product candidates or their formulation; inability to raise additional capital in sufficient amounts to continue clinical trials or development programs, which are very expensive; the need to sequence clinical studies as opposed to conducting them concomitantly in order to conserve resources; Scythian’s inability to enter into collaborations relating to the development and commercialization of product candidates; failure by Scythian or its collaborators to conduct clinical trials in accordance with regulatory requirements; Scythian’s inability or the inability of its collaborators to manufacture or obtain from third parties materials sufficient for use in preclinical and clinical studies; governmental or regulatory delays and changes in regulatory requirements, policy and guidelines, including mandated changes in the scope or design of clinical trials or requests for supplemental information with respect to clinical trial results; failure of Scythian’s collaborators to advance its product candidates through clinical development; delays in patient enrolment, variability in the number and types of patients available for clinical studies, and lower-than anticipated retention rates for patients in clinical trials; difficulty in patient monitoring and data collection due to failure of patients to maintain contact after treatment; a regional disturbance where Scythian or its collaborative partners are enrolling patients in Scythian’s clinical trials, such as a pandemic, terrorist activities or war, or a natural disaster; and varying interpretations of data by the FDA and similar foreign regulatory agencies.

There is also the risk of a delay in the project due to the unavailability of the pharmaceutical components of the drug regimen or the willingness or availability of test subjects. The components of the drug regimen are experimental drugs which have limited manufacturers. These drug components may be or become unavailable. The drugs are also derivatives of cannabis and are subject to strict regulatory controls which could also impact or interfere with the Company’s ability to obtain a supply of the drugs for its testing program.

Reliance on Third Parties for Preclinical and Clinical Trials

The Company relies on contract research organizations, particularly the contract with the University of Miami, clinical data management organizations and consultants to design, conduct, supervise and monitor preclinical studies due to a lack of internal resources to perform these functions. Outsourcing these functions involves risk that third party providers may not perform to the Company standards, may not produce results in a timely manner or may fail to perform at all. If any contract research organization fails to comply with applicable regulatory requirements, the clinical data generated in the clinical trial may be deemed unreliable to regulatory authorities. Additional clinical trials may be required before approval of marketing applications will be given. The Company cannot provide assurance that all third party providers will meet the regulatory requirements for clinical trials. Failure of third party providers to meet regulatory requirements could result in repeat preclinical and clinical trials, which would delay the regulatory approval process or termination of preclinical and clinical trials. Reliance on third party providers could result in a material adverse effect on the Company’s costs and results of operations.

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U.S. Drug Enforcement Administration License

In order to conduct preclinical testing and clinical trials, the U.S. Drug Enforcement Administration requires that the University of Miami apply and obtain a license (the “DEA License”) to use a controlled substance in the course of its research. The University of Miami may not be successful in obtaining the DEA License, and failure to obtain the DEA License would significantly impact the University of Miami’s ability to conduct research and the Company’s ability to conduct its business. The Company cannot provide assurance that the DEA License will be obtained.

Vulnerability of Results of Planned Clinical Trials

The results of the Company’s preclinical testing may not necessarily be predictive of the results from the planned additional clinical trials in humans. The Company may encounter significant setbacks in clinical trials after achieving positive results in preclinical and early clinical development. Significant setbacks can be caused by, among other things, preclinical findings made while clinical trials were underway or safety or efficacy observations made in clinical trials, including adverse events. Preclinical and clinical data is susceptible to varying interpretations and analyses, and there is the potential that product candidates that performed satisfactorily in preclinical studies and clinical trials fail to obtain U.S. Food and Drug Administration and European Medicines Agency approval. Failure to produce positive results in clinical trials of the product candidates could result in a material adverse effect to the development timeline, regulatory approval, commercialization prospects and business and financial prospects of the Company.

Risk of Product Failure

The Company will focus its financial and managerial resources on research programs relating to the use of the cannabinoid Combination Therapy for the prevention and treatment of concussions and traumatic brain injury. There is a risk of product failure if the Combination Therapy proves to be unsafe, ineffective or inadequate for clinical development or commercialization. The Combination Therapy may also fail to exceed the efficacy of the individual component therapies separately. The Company may forego or delay pursuit of opportunities with other product candidates that could potentially prove to have commercial potential. The resource allocation decisions of the Company could result in failure to capitalize on viable commercial products or profitable market opportunities.

If product development is successful and regulatory approval is obtained, the Company’s ability to generate revenue depends on the acceptance of the product candidates by physicians and patients. Factors which affect market acceptance include the indication statement and warnings approved by regulatory authorities on the product label, continued demonstration of efficacy and safety in commercial use, physicians’ willingness to prescribe the product candidates, reimbursement from third-party payors such as government healthcare systems and insurance companies, the price of the product, the nature of any post-approval risk management plans mandated by regulatory authorities, competition, and marketing and distribution support. Factors preventing market acceptance of the product candidates could have a material adverse effect on the business, results of operations and financial condition of the Company.

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The Company’s ability to generate revenue is based on its ability to market the product candidates in multiple jurisdictions where the Company has limited experience. This risk could have a material adverse effect on the business, results of operations and financial condition of the Company.

Product Liability

If the Company obtains regulatory approval for its product candidates, as a manufacturer and distributor of products designed to be ingested by humans, the Company faces an inherent risk of exposure to product liability claims, regulatory action and litigation if its products are alleged to have caused significant loss or injury. In addition, the manufacture and sale of marijuana products involve the risk of injury to consumers due to tampering by unauthorized third parties or product contamination. Previously unknown adverse reactions resulting from human consumption of marijuana products alone or in combination with other medications or substances could occur. The Company may be subject to various product liability claims, including, among others, that the Company’s products caused injury or illness, include inadequate instructions for use or include inadequate warnings concerning possible side effects or interactions with other substances. A product liability claims or regulatory action against the Company could result in increased costs, could adversely affect the Company’s reputation with its clients and consumers generally, and could have a material adverse effect on the Company’s results of operations and financial condition of the Company. There can be no assurances that the Company will be able to obtain or maintain product liability insurance on acceptable terms or with adequate coverage against potential liabilities. Such insurance is expensive and may not be available in the future on acceptable terms, or at all. The inability to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims could prevent or inhibit the commercialization of products.

Reliance on Manufacturers

The ability of the Company to compete and grow will be dependent on it having access, at a reasonable cost and in a timely manner, to skilled labour, equipment, parts and CBD components. No assurances can be given that the Company will be successful in maintaining its required supply of skilled labour, equipment, parts and components.

The Company relies on third parties to supply the materials for and manufacturer the research and development of the product candidates. The Company cannot provide assurance that the supply of research and development, preclinical and clinical development drugs and other materials will not be limited, interrupted, restricted in certain geographic regions, be of satisfactory quality or be delivered in a timely manner. For the purposes of conducting clinical human trials, the constituent products of the Combination Therapy must be produced by a Good Manufacturing Practices (“GMP”) manufacturer. If the Company is unable to obtain constituent parts of the Combination Therapy produced by a GMP manufacturer, the Company’s may be restricted from conducting or completing clinical trials which would have a materially adverse effect on the business and operations of the Company.

Manufacturers of therapeutic products and their facilities are subject to review and periodic inspections by the FDA, the European Medicines Agency and other comparable regulatory authorities for compliance with regulations. Manufacturers of controlled substances must obtain and maintain necessary Drug Enforcement Agency and state registrations and registrations with applicable foreign regulatory authorities. Manufacturers of controlled substances must establish and maintain processes to ensure compliance with Drug Enforcement Agency and state registrations and requirements of applicable foreign regulatory authorities governing, among other things, the storage, handling, security, record keeping and reporting for controlled substances. If there are issues with the facility where the product is manufactured, a regulatory agency may impose restrictions on that product, the manufacturing facility or the Company, including requiring a recall or withdrawal of the product from the market or suspension of manufacturing. The occurrence of problems with a facility may inhibit the Company’s ability to commercialize the product candidates and may otherwise have a material adverse effect on the business, financial condition and results of operations.

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Reliance on Computer Systems

The Company’s information technology and internal infrastructure is susceptible to damage from computer viruses, unauthorized access, natural disasters, terrorism, war and telecommunication and electrical failures. Significant disruption to the availability of information technology and internal infrastructure could cause delays in research and development work. The Company would incur liability and development of product candidates would be delayed if any disruption or security breach were to result in a loss of, or damage to, the Company’s data.

Transportation Risks

The Company’s shipment, import and export of the product candidates and the active pharmaceutical ingredients used to manufacture the Combination Therapy requires import and export licenses. The import and export process requires the issuance of import and export licenses by the relevant controlled substance authority in both the importing and exporting country. The granting and maintenance of these licenses is uncertain. Any failure to obtain or maintain an import or export license would have a material adverse effect on the business, results of operations or financial condition of the Company.

In the event licenses are granted, the Company may depend on fast and efficient courier services to distribute its product, and specific restrictions might be placed on distribution methods and logistics due to the regulated nature of the cannabinoid based products. Any prolonged disruption of this courier service may result in the product batches being stored outside required temperature ranges. Inappropriate storage may damage the product shipment resulting in delays in clinical trials or, upon commercialization, a partial or total loss of revenue from one or more shipments of active pharmaceutical ingredients or the product candidates. A delay in a clinical trial or, upon commercialization, a partial or total loss of revenue from delays in shipment could have a material adverse effect on the business, results of operations or financial condition of the Company. Rising costs associated with the courier services used by the Company to ship its products may also adversely impact the business of the Company and its ability to operate profitably.

The Company’s success may also be impacted by interstate trade barriers to the transportation and marketing of cannabinoid products. If the Company is unsuccessful in obtaining authorization to transport or market the product candidates across interstate lines it will materially adversely affect the Company’s business and operations.

Operating Risk

If the product candidates are approved by regulatory bodies, the Company will need to acquire sales, marketing and distribution capabilities to commercialize the product candidates. This process is expensive and time-consuming. If the Company is not successful in commercializing any product candidate approved, either through internal processes or through third parties, the business, financial condition and results of operations of the Company could be materially adversely affected.

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Employee Regulations

The Company is exposed to the risk of employee fraud and other misconduct. Employee fraud includes intentional failure to comply with regulations, intentional failure to provide accurate information to regulatory authorities and intentional failure to comply with manufacturing standards. Other misconduct includes failure to report financial information accurately, failure to disclosure unauthorized activities to the Company, and the improper use of information obtained in the course of clinical trials. Employee misconduct resulting in legal action, significant fines or other sanctions could result in a material adverse effect to the Company’s business, results of operations or financial condition.

Competition

There is potential that the Company will face intense competition from other companies, some of which can be expected to have longer operating histories and more financial resources and manufacturing and marketing experience than the Company. Increased competition by larger and better financed competitors could materially and adversely affect the business, financial condition and results of operations of the Company.

There currently are public companies working in the cannabis therapeutic area. These companies, and other types of drugs for the treatment of traumatic brain injury, may have an advantage in marketing approved products and may obtain regulatory approval of the product candidates before the Company is able to. Mergers and acquisitions in the pharmaceutical and biotechnology industries may result in more concentrated resources among a smaller number of competitors. To remain competitive, the Company will require a continued level of investment in research and development, marketing, sales and client support. The Company may not have sufficient resources to maintain research and development, marketing, sales and client support efforts on a competitive basis which could materially and adversely affect the business, financial condition and results of operations of the Company.

Litigation

The Company may become party to litigation from time to time in the ordinary course of business which could adversely affect its business. Should any litigation in which the Company becomes involved be determined against the Company such a decision could adversely affect the Company’s ability to continue operating and the market price for the common shares and could use significant resources. Even if the Company is involved in litigation and wins, litigation can significantly redirect the Company resources. Litigation may also create a negative perception of the Company’s brand.

Intellectual Property

The success of the Company’s business depends in part on its ability to protect its ideas and technology. The Company’s commercial success will depend on its ability to obtain and maintain patent and other intellectual property protection with respect to proprietary technology and products in all jurisdictions it operates. The ability to obtain and maintain patent and other intellectual property protection is uncertain. Although a patent application has been submitted in connection with the drug formulation of Scythian’s combination drug products, there is no guarantee that such application will be granted or that a determination might be made that the product infringes on another patent that has already been issued.

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Even if the Company moves to protect its technology with trademarks, patents, copyrights or by other means, the Company is not assured that competitors will not develop similar technology, business methods or that the Company will be able to exercise its legal rights. Other countries may not protect intellectual property rights to the same standards as does Canada. Actions taken to protect or preserve intellectual property rights may require significant financial and other resources such that said actions have a meaningfully impact its ability to successfully grow its business.

Dividends

Any decision to declare and pay dividends in the future will be made at the discretion of the Company’s board of directors and will depend on, among other things, financial results, cash requirements, contractual restrictions and other factors that the board of directors may deem relevant. As a result, investors may not receive any return on an investment in the common shares unless they sell their shares of the Company for a price greater than that which such investors paid for them. The Company has no earnings or dividend record and may not pay any dividends on its common shares in the foreseeable future. Dividends paid by the Company could be subject to tax and, potentially, withholdings.

Client Acquisitions

The Company’s success depends on its ability to attract and retain clients. There are many factors which could impact the Company’s ability to attract and retain clients, including but not limited to the Company’s ability to continually produce desirable and effective product and the continued growth in the aggregate number of patients selecting the product candidates as a treatment option. The Company’s failure to acquire and retain patients as clients would have a material adverse effect on the Company’s business, operating results and financial condition.

Uncertainties in the Canadian Medical Marijuana Industry

The Canadian Medical Marijuana industry is still in its infancy, is highly regulated and is a market which is very competitive and rapidly evolving. There is potential that Go Green will face intense competition from other companies, some of which can be expected to have more financial resources, industry, manufacturing and marketing experience. Additionally, there is potential that the industry will undergo consolidation, creating larger companies that may have increased geographic scope. Increased competition by larger, better-financed competitors with geographic advantages could materially and adversely affect the business, financial condition and results of operations of the Company. Sometimes new risks emerge and management may not be able to predict all of them, or be able to predict how they may cause actual results to be different from those contained in any forward-looking statements.

The Medical Marijuana industry is in its early development stage and restrictions on sales and marketing activities imposed by Health Canada, various medical associations, other governmental or quasi-governmental bodies or voluntary industry associations may (in the event Go Green is successful in its application for licensing under the ACMPR) adversely affect Go Green’s ability to conduct sales and marketing activities and could have a material adverse effect on the Company’s business, operating results and/or financial condition.

Should Go Green be successful in its application for licensing under the ACMPR it will incur ongoing costs and obligations related to regulatory compliance. Failure to comply with regulations may result in additional costs for corrective measures, penalties or restrictions of our operations. In addition, changes in regulations, more vigorous enforcement thereof or other unanticipated events could require extensive changes to operations, increased compliance costs or give rise to material liabilities, which could have a material adverse effect on the business, results of operations and financial condition of the Company. The Medical Marijuana industry is subject to extensive controls and regulations, which may significantly affect the financial condition of market participants. The marketability of any product may be affected by numerous factors that are beyond the Company’s control and which cannot be predicted, such as changes to government regulations, including those relating to taxes and other government levies which may be imposed. Changes in government levies, including taxes, could reduce the Company’s earnings and could make future capital investments or its operations uneconomic.

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Go Green is Not a Licensed Producer under the ACMPR

Go Green has applied to Health Canada to become a licensed producer under the ACMPR that would enable it to cultivate and sell Medical Marijuana to patients across Canada. Go Green has not yet received the licences and there is no guarantee that it will become a licensed producer. Health Canada has received many applications and only a small fraction have been approved to date. Furthermore, the timing and success of Go Green at the various steps in the licensing process is beyond its control and the sole discretion thereof lies with Health Canada. Go Green’s ability to grow, store and sell Medical Marijuana in Canada is dependent on receiving a cultivation licence and a sales licence from Health Canada and there can be no assurance that Go Green will obtain such licences.

Even if Go Green is successful in obtaining a cultivation licence or a sales licence, such licences will be subject to ongoing compliance and reporting requirements. Failure to comply with the requirements of the licences or any failure to maintain the licences, if granted, would have a significant impact on the business, financial condition and operating results of the Company. Although Go Green believes that the Company will meet the requirements of the ACMPR, there can be no guarantee that Health Canada will grant these licences. Should Health Canada not grant the licences, the business, financial condition and operating results of the Company would be adversely affected. To the extent such licences are not obtained, the Company may be curtailed or prohibited from its proposed production of Medical Marijuana or from proceeding with the development of its operations as currently proposed.

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Key Personnel

Jonathan Gilbert, CEO, Chairman, Director

Jonathan Held, CFO

David Schrader, COO

Maghsoud Dariani – Chief Scientific Officer

Board of Directors

Jonathan Gilbert

Peter Benz

Gary Leong

Michael Petter

Roger Rai

Advisory Board

Peter Levy

Scott David Boruchov

Pro Athlete Advisory Committee

Bart Oates

Additional information is available on SEDAR at www.sedar.com or http://scythianbio.com

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